UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                  NEOPATH, INC.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                       ----------------------------------
                         (Title of Class of Securities)

                                    640517108
                            -----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 4, 1997
                         ------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 18 Pages
                             Exhibit Index: Page 15

                                                              Page 2 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 640517108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                       a.  [_]
                                                       b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  744,000
   Shares
Beneficially               8       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   744,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            744,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            5.19%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 640517108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                       a.  [_]
                                                       b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  339,686
   Shares
Beneficially               8       Shared Voting Power
  Owned By                                  744,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   339,686
    With
                           10       Shared Dispositive Power
                                            744,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,083,686

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            7.55%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 640517108


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                       a.  [_]
                                                       b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  169,141
   Shares
Beneficially               8       Shared Voting Power
  Owned By                                  744,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   169,141
    With
                           10       Shared Dispositive Power
                                             744,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            913,141

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    6.37%

14       Type of Reporting Person*

                  IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 640517108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Duquesne Capital Management, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                       a.  [_]
                                                       b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Pennsylvania

                           7        Sole Voting Power
 Number of                                  157,500
   Shares
Beneficially               8       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   157,500
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            157,500

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            1.1%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 18 Pages


               This Statement on Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Neopath, Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report recent acquisitions of Shares of the Issuer as a result of which certain of the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the total number of outstanding Shares.


Item 1.        Security and Issuer.

               This Statement relates to the Shares. The address of the principal executive office of the Issuer is 8271 - 154th Avenue NE, Redmond, Washington 98052.

Item 2.        Identity and Background.

               This statement is being filed by Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), Mr. George Soros ("Mr. Soros"), Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller") and Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne LLC," and together with SFM LLC, Mr. Soros and Mr. Druckenmiller, the "Reporting Persons"). This statement relates to Shares held for the accounts of Quantum Partners (as defined herein), OSI (as defined herein), DF (as defined herein) and the Duquesne LLC Clients (as defined herein).

               SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Fund (as defined herein) and Quantum Partners, the principal operating subsidiary of Quantum Fund. SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners") and Quantum Fund N.V., a Netherlands Antilles company ("Quantum Fund"). Each of Quantum Fund and Quantum Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with the SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of the SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

               Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the account of Quantum Partners. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the account of Quantum Partners. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

                                                              Page 7 of 18 Pages

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office. Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm. Duquesne LLC, a
Pennsylvania limited liability company, has its principal offices at 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591. Its principal business is to serve, pursuant to contract, as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients"). Set forth in Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the executive officers of Duquesne LLC.

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Shares held for the account of Quantum Partners as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such Shares.

               Pursuant to regulations promulgated under Section 13(d) of the Act, each of Duquesne LLC and Mr. Druckenmiller, by virtue of his interest in, and position as sole managing member of, Duquesne LLC, may be deemed a beneficial owner of the Shares held for the accounts of the Duquesne LLC Clients as a result of the contractual authority of Duquesne LLC to exercise voting and dispositive power with respect to such Shares.

               Open Society Institute, a New York trust ("OSI"), is a charitable foundation. Mr. Soros serves as one of the ten trustees of OSI. Mr. Soros, in his capacity as a Trustee of OSI, occasionally exercises voting and dispositive power over securities held for the account of OSI, and as such may be deemed the beneficial owner of such securities, including the Shares.

               Druckenmiller Foundation, a New York trust ("DF"), is a charitable foundation. Mr. Druckenmiller serves as one of two trustees of DF. Mr. Druckenmiller, in his capacity as a Trustee of DF, exercises voting and dispositive power over securities held for the account of DF, and as such may be deemed the beneficial owner of such securities, including the Shares.

               During the past five years, none of the Reporting Persons, Quantum Partners, OSI, DF and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

               Quantum  Partners  expended  approximately   $12,134,585  of  its
working capital to purchase Shares reported herein as being acquired in the last 60 days.

               Duquesne LLC expended approximately $995,625 of the working capital of the Duquesne LLC Clients to purchase the Shares reported herein as being acquired in the last 60 days.

               The Shares held for the accounts of Quantum Partners, other SFM Clients, OSI, DF and/or the Duquesne LLC Clients may be held through margin

                                                              Page 8 of 18 Pages

accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the accounts of Quantum Partners, OSI, DF and/or the Duquesne LLC Clients were acquired or disposed of for investment purposes. Neither Quantum Partners, OSI, DF, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

               Mr. Soros, Mr. Druckenmiller and SFM LLC reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of SFM LLC, Mr. Soros, Mr. Druckenmiller and/or the SFM Clients, market conditions or other factors.

               Mr. Druckenmiller and Duquesne LLC reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of Mr. Druckenmiller and/or the Duquesne LLC Clients, market conditions or other factors.

               Mr. Soros reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of Mr. Soros and/or OSI, market conditions or other factors.

               Mr.  Druckenmiller  reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of Mr. Druckenmiller and/or DF, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) SFM LLC may be deemed the beneficial owner of the 744,000 Shares held for the account of Quantum Partners (approximately 5.19% of the total number of Shares outstanding).

                    (ii) Mr. Soros may be deemed the beneficial owner of 1,083,686 Shares (approximately 7.55% of the total number of Shares outstanding). This number consists of (A) 744,000 Shares held for the account of Quantum Partners and (B) 339,686 Shares held for the account of OSI.

                    (iii) Mr. Druckenmiller  may be deemed the beneficial  owner
of  913,141  Shares   (approximately   6.37%  of  the  total  number  of  Shares

                                                              Page 9 of 18 Pages


outstanding). This number consists of (A) 744,000 Shares held for the account of Quantum Partners, (B) 157,500 Shares held for the accounts of the Duquesne LLC Clients and (C) 11,641 Shares held for the account of DF.

                    (iv) Duquesne LLC may be deemed the beneficial owner of the 157,500 Shares held for the accounts of the Duquesne LLC Clients (approximately 1.1% of the total number of Shares outstanding).

               (b) (i) Pursuant to the terms of the contract between Quantum Fund and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 744,000 Shares held for the account of Quantum Partners.

                    (ii) Pursuant to the terms of the contract between Quantum Fund and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 744,000 Shares held for the account of Quantum Partners.

                    (iii) Mr. Soros, by virtue of the fact that he occasionally exercises voting and dispositive power over securities held for the account of OSI, may be deemed to have the sole power to direct the voting and disposition of the 339,686 Shares held for the account of OSI.

                    (iv) Mr. Druckenmiller, by virtue of the fact that he exercises voting and dispositive power over securities held for the account of DF, may be deemed to have the sole power to direct the voting and disposition of the 11,641 Shares held for the account of DF.

                    (v) Pursuant to contracts with the Duquesne LLC Clients, and as a result of the position held by Mr. Druckenmiller with Duquesne LLC, each of Duquesne LLC and Mr. Druckenmiller may be deemed to have the sole power to direct the voting and disposition of the 157,500 Shares held for the accounts of the Duquesne LLC Clients.

               (c) Except for the transactions disclosed on Annex C attached hereto, all of which were executed in routine brokerage transactions in the over-the-counter market, there have been no transactions effected with respect to the Shares since July 17, 1997 (60 days prior to the date hereof) by any of the Reporting Persons, Quantum Partners, OSI, DF or the accounts of the Duquesne LLC Clients.

               (d) (i) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                    (ii) OSI has the sole right to participate in the receipt of dividends from, and proceeds from the sale of securities, held for its account.

                    (iii) DF has the sole right to participate in the receipt of dividends from, and proceeds from the sale of securities, held for its account.

                    (iv) The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for their accounts.

               (e)       Not applicable.

                                                             Page 10 of 18 Pages


               SFM LLC expressly disclaims beneficial ownership of any Shares not held for the accounts of the SFM Clients. Mr. Soros expressly disclaims beneficial ownership of any Shares not held for the accounts of the SFM Clients and OSI. Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held for the accounts of the SFM Clients, DF and the Duquesne LLC Clients. Duquesne LLC expressly disclaims beneficial ownership of any Shares not held for the accounts of the Duquesne LLC Clients.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               From time to time each of the Reporting Persons, Quantum Partners, other SFM Clients, OSI, DF and/or Duquesne LLC Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable law, each of such persons or entities may borrow the Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as set forth herein, the Reporting Persons, Quantum Partners, other SFM Clients, OSI, DF and/or the Duquesne LLC Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

          A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

          B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

          C. Joint Filing Agreement dated September 15, 1997 by and among SFM LLC, Mr. Soros, Mr. Druckenmiller and Duquesne LLC.

                                                             Page 11 of 18 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     September 15, 1997


                                             SOROS FUND MANAGEMENT LLC

                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Managing Director


                                             GEORGE SOROS

                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Attorney-in-Fact


                                             STANLEY F. DRUCKENMILLER

                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Attorney-in-Fact


                                              DUQUESNE CAPITAL MANAGEMENT,L.L.C.

                                              By: /S/ GERALD KERNER
                                                  -----------------------------
                                                  Gerald Kerner
                                                  Managing Director

                                                             Page 12 of 18 Pages

                                     ANNEX A


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:

                                                               Number of Shares
                                                               ----------------
Scott K. H. Bessent
Walter Burlock
Brian J. Corvese
Jeffrey L. Feinberg
Arminio Fraga
Gary Gladstein. . . . . . . . . . . . . . . . . . . . . . . . . . . 13,932
Ron Hiram
Robert K. Jermain
David N. Kowitz
Alexander C. McAree
Paul McNulty
Gabriel S. Nechamkin
Steven Okin
Dale Precoda
Lief D. Rosenblatt
Mark D. Sonnino
Filiberto H. Verticelli
Sean C. Warren
John Zwaanstra

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a) The consideration used for purchasing the Shares reported above was the personal funds of the Managing Director who purchased such Shares.

          (b) All of the Shares reported above were acquired for investment purposes.

          (c) The applicable Managing Director (i) holds the Shares reported above as being held for his own account, (ii) has the sole power to vote or dispose of such Shares and has the right to receive the dividends from, or proceeds from the sale of, the Shares, and (iii) has not effected any transactions in the Shares since July 17, 1997 (60 days prior to the date hereof).

          (d) None of the Managing Directors has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 13 of 18 Pages

                                     ANNEX B


               The following is a list of all of the persons who serve as executive officers of Duquesne LLC (other than Stanley F. Druckenmiller):


                          Michael A. Shay ("Mr. Shay")

                          Gerald Kerner ("Mr. Kerner")


               Mr. Shay is a United States citizen whose principal occupation is serving as a Managing Director of Duquesne LLC. Mr. Shay's business address is Duquesne Capital Management, L.L.C., 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241.

               Mr. Kerner is a United States citizen whose principal occupation is serving as a Managing Director of Duquesne LLC. Mr. Kerner's business address is Duquesne Capital Management, L.L.C., 888 Seventh Avenue, 32nd Floor, New York, New York 10106.

               To the best of the Reporting Persons' knowledge:

               (a) None of the above persons hold any Shares.

               (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.



                                                                                 Page 14 of 18 Pages


                                               ANNEX C

                             RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                            NEOPATH, INC.



                              Date of          Nature of         Number of         Price
For the Account of          Transaction       Transaction         Shares         Per Share
------------------          -----------       -----------        ---------       ---------

Quantum Partners/1/           8/11/97             BUY             44,500             $16.3750
                              8/12/97             BUY              7,500             $16.3120
                              8/18/97             BUY             17,500             $15.8570
                              8/19/97             BUY              5,000             $15.7500
                              8/20/97             BUY             16,000             $15.8750
                              8/21/97             BUY              5,000             $15.6870
                              8/22/97             BUY             12,500             $15.4120
                              8/25/97             BUY              5,000             $15.3750
                              8/26/97             BUY              7,500             $15.3120
                              8/27/97             BUY              7,500             $15.2500
                               9/3/97             BUY             20,000             $16.5310
                               9/4/97             BUY            105,000             $16.8750
                               9/4/97             BUY             15,000             $16.8750
                               9/5/97             BUY              5,000             $17.5000
                               9/8/97             BUY            190,000             $16.3750
                               9/8/97             BUY             75,000             $16.4720
                               9/9/97             BUY             15,000             $16.0000
                              9/10/97             BUY             17,500             $15.9640
                              9/10/97             BUY              5,000             $16.0000
                              9/10/97             BUY             10,000             $16.0000
                              9/10/97             BUY             25,000             $16.0000
                              9/11/97             BUY             15,000             $15.9680
                              9/11/97             BUY             50,000             $16.0120
                              9/11/97             BUY             25,000             $16.0000
                              9/15/97             BUY             43,500             $16.2500



Duquesne LLC                  7/31/97             BUY             35,000             $16.75
Clients/2/                     8/6/97             BUY             15,000             $16.375
                               8/7/97             BUY             10,000             $16.375





-------------------------

/1/       Transactions effected at the direction of SFM LLC.

/2/       Transactions effected at the direction of Duquesne LLC.


                                                             Page 15 of 18 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.        Power of  Attorney  dated as of  January  1, 1997  granted by Mr.
          George  Soros in favor of Mr. Sean C.  Warren and Mr.  Michael C.
          Neus............................................................ 16

B.        Power of  Attorney  dated as of  January  1, 1997  granted by Mr.
          Stanley F.  Druckenmiller  in favor of Mr. Sean C. Warren and Mr.
          Michael  C.  Neus............................................... 17

C. Joint Filing Agreement dated September 15, 1997 by and among Soros Fund Management LLC, Mr. George Soros, Mr. Stanley F.
          Druckenmiller      and     Duquesne      Capital      Management,
          L.L.C........................................................... 18